Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No.: 333-163813

Supplementing the Preliminary

Prospectus Supplement

dated March 8, 2010 and the

Prospectus dated March 8, 2010

International Coal Group, Inc.

Pricing Term Sheet

March 11, 2010

Issuer:	International Coal Group, Inc.
Security Description:	9.125% Senior Secured Second-Priority Notes due 2018
Face:	$200,000,000
Gross Proceeds:	$198,596,000
Net Proceeds:	$193,596,000, after underwriting discounts and commissions
Coupon:	9.125%
Maturity:	April 1, 2018
Guarantors:	The notes will be guaranteed by all of International Coal Group, Inc.’s wholly-owned domestic subsidiaries other than subsidiaries that are designated as unrestricted subsidiaries.
Collateral:	Second-priority lien on substantially all of the assets of the Issuer and Guarantors that secure the ABL Loan Facility.
Ratings:	Caa1 (Moody’s)/BB- (S&P)
Offering Price:	99.298%
Yield to Worst:	9.250%
Yield to Maturity:	9.250%
Spread to Treasury:	587.0 basis points
Benchmark:	3.500% UST due 2/15/18
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2010
Optional Redemption:	Callable prior to first call date below at make-whole call of Treasury plus 50 basis points, then:
	On or after:	Price
	April 1, 2014	104.563%
	April 1, 2015	102.281%
	April 1, 2016 and thereafter	100.000%
Equity Clawback:	Up to 35% at 109.125% through March 15, 2013
Trade Date:	March 11, 2010
Settlement Date:	March 22, 2010 (T+7)
CUSIP Number:	45928H AH9
ISIN Number:	US45928HAH93
Denominations:	$2,000
Increments:	$1,000
Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated UBS Securities LLC
Co-Manager:	PNC Capital Markets LLC
Changes to the Preliminary Prospectus Supplement dated March 8, 2010:

The reference in the first bullet point on page S-38 to the maximum size of a debtor-in-possession financing to which the holders have consented in advance pursuant to the intercreditor agreement in clause (i)(A) is changed from $300 million to $250 million.

The definition of “Convertible Notes” on page S-66 will be revised to read as follows:

“Convertible Notes” means up to $100.0 million of ICG’s 4.00% Convertible Senior Notes due 2017 ($115.0 million of ICG’s 4.00% Convertible Senior Notes due 2017 if the underwriters for the offering thereof exercise their over-allotment option in full), which convertible notes are being offered concurrently with the notes.

Giving effect to the terms of this offering, together with the offering of the common stock and the convertible notes offered concurrently with this offering:

(a) the Ratio of Adjusted EBITDA to pro forma cash interest expense on page S-10 will be “6.8x.”

(b) the “As Further Adjusted” column in the capitalization table in the prospectus supplement for this offering will be revised to reflect (i) Cash and cash equivalents of approximately $89.3 million, (ii) the $100.0 million principal amount of 4.00% Convertible Senior Notes due 2017 will be presented net of debt discount of $33.6 million, reducing the carrying amount to approximately $66.4 million, (iii) the $200.0 million principal amount of 9.125% Senior Secured Second-Priority Notes due 2018 will be presented net of debt discount of $1.4 million, reducing the carrying amount to approximately $198.6 million, (iv) Total long-term debt and capital leases will be approximately $322.3 million and (v) Total long-term debt, capital leases and stockholders’ equity will be approximately $1,018.0 million.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus dated March 8, 2010 and a preliminary prospectus supplement dated March 8, 2010) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by calling UBS Securities LLC at (888) 827-7275 or Morgan Stanley & Co. Incorporated at (866) 718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.